02029896

PE
4/5/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

ATTUNITY LTD.
(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X_

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

ATTUNITY LTD.

6-K Items

1. Attunity Ltd. Press Release dated April 3, 2002.
2. Attunity Inc. Press Release dated April 3, 2002.

ITEM 1

Wednesday April 3, 4:27 pm Eastern Time

Attunity Puts 4th Quarter Revenue At $2.1 Million

BURLINGTON , Mass. -(Dow Jones)- Attunity Ltd. (ATTU) expects to report a fourth quarter adjusted loss of 34 cents a share on revenue of $2.1 million, citing extremely difficult market conditions.

In the year-ago fourth quarter, the provider of e-business systems earned $5.6 million, or 52 cents a share excluding items on revenue of $3.2 million.

In addition, Attunity said that "the aggressive restructuring undertaken in the fourth quarter had negative effects on our execution."

An Attunity representative couldn't immediately be reached for further information on the company's restructuring efforts.

Adjusted results exclude goodwill and deferred compensation amortization, as well as other one-time charges.

For full-year 2001, the company expects to report an adjusted loss of 95 cents a share on revenue of $16.8 million. For 2000, Attunity reported a loss of $10.1 million, or $1.02 a share on revenue of $18.7 million.

Attunity said it continues to expect positive cash flow by the end of the first quarter.

Shares of the company were recently trading at $1.30, up 8.3% on Nasdaq volume of 14,900 shares. Average daily volume is 21,187 shares.

Company Web site: http://www:attunity.com

-Yun-Hee Kim; Dow Jones Newswires; 201-938-5400

ITEM 2

Wednesday April 3, 3:01 pm Eastern Time

Press Release

SOURCE: Attunity, Inc.

Attunity Announces Preliminary Fourth Quarter and Fiscal Year End 2001 Results

Conference Call Scheduled For April 15, 2002 at 11:00 a.m. EST

BURLINGTON, Mass.--(BUSINESS WIRE)--April 3, 2002--Attunity (NASDAQ: ATTU - news), today announced preliminary financial results for the fourth quarter and fiscal year ended December 31, 2001. Full details on Attunity's results for the fourth quarter and fiscal year end will be made available on a conference call scheduled for April 15, 2002 at 11:00 a.m. EST.

Based on preliminary results, the company expects to report:

- Revenues for the fourth quarter ended December 31, 2001 were around $2.1 million.
- Revenues for the 12 months ended December 31, 2001 were around $16.8 million.
- Adjusted business loss (net loss adjusted for goodwill and deferred compensation amortizations, and all other special or one time charges) for the fourth quarter ended December 31, 2001 was around ($0.34) per share. The weighted average number of shares outstanding for the quarter was 13,298,000.
- Adjusted business loss for the 12 months ended December 31, 2001 was around ($0.95) per share. The weighted average number of shares outstanding for the year was 11,668,000.

``Market conditions during Q4 were extremely difficult. In addition, the aggressive restructuring undertaken in Q4 had negative effects on our execution. Though Q4 was disappointing in terms of revenue, we were pleased at the progress we made on reducing expenses. As I stated at the end of Q3, our goal is to become cash flow positive by the end of Q1 2002 and we will achieve this goal. We expect that Q1 will mark the turnaround in the company's fortunes being the company's first profitable quarter in over two years. Throughout the past year, Attunity has undergone a significant restructuring and retooling. Today it is a dramatically different and stronger company than it was one year ago," said Paul MacKay, chief executive officer at Attunity.

To participate in the conference call, please dial (913) 981-5509 ten minutes prior to 11:00 a.m. EST.

About Attunity Ltd.

Attunity(TM) is a leading provider of eBusiness and B2B solutions that deliver dynamic business process, application, and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers, and customers over the Internet.

The company's portfolio of software and services work in concert. Its eBusiness solutions utilize the standards-based technologies of Attunity BPI(TM) and Attunity Connect(TM) to insure rapid ROI while maintaining business agility for the future.

Attunity delivers production-proven software and services to more than 1,000 companies worldwide and has strategic alliances with Oracle, Compaq, and other world-class partners. Attunity products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China, and Australia, as well as a full-service distributor, Mitsui, in Japan. For more information, visit www.attunity.com or send email to info@attunity.com.

- (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

Contact:

US Public Relations Contact
Dan Potter
Attunity, Inc.
781.359.3500
dan.potter@attunity.com
or
Non-US Public Relations Contacts
For public relations contacts outside the US,
visit our online Press Kit at
http://www.attunity.com/news/presskit.asp

SIGNETURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
(Registrant)

By______________________
Arie Gonen
Chairman

Dated: April 4, 2002